UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.           The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities

Matching Savings Plan

December 31, 2013 and 2012, and for the

Year Ended December 31, 2013

With Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2013 and 2012, and for the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Simon Property Group and Adopting Entities Matching Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and related notes to the financial statements. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 26, 2014

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments:
Money market funds	$1,245,462	$1,670,845
Common/collective trust	28,013,629	29,965,011
Mutual funds	280,216,196	228,617,822
Common stock	24,537,534	25,802,090
Total investments	334,012,821	286,055,768

Receivables:
Notes receivable from participants	4,640,861	4,185,945
Investment income	30,869	34,292
Total assets	338,684,551	290,276,005

Net assets available for benefits at fair value	338,684,551	290,276,005

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(394,331)	(812,642)
Net assets available for benefits	$338,290,220	$289,463,363

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

Additions
Contributions:
Participant	$14,897,381
Rollover	1,661,916
Employer	9,367,219
Interest and dividends	11,477,416
Net appreciation in fair value of investments	38,458,202
Total additions	75,862,134

Deductions
Benefits paid	26,929,628
Administrative expenses	105,649
Total deductions	27,035,277

Net increase	48,826,857

Net assets available for benefits:
Beginning of year	289,463,363
End of year	$338,290,220

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

The following description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides general information about the Plan’s provisions. Simon Property Group, L.P. and affiliated companies (the Employer or the Company) is the plan sponsor. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have at least 60 days of service and are age 21 or older.

The Administrative Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employee Contributions

For purposes of making contributions to the Plan, employees become eligible on the first day of the month coincident with or following completion of 60 days of active employment and upon reaching age 21. Each year, participants may contribute from 1% to 50% of their before-tax compensation, as defined in the Plan. Effective October 14, 2013, the Plan shall provide for an automatic election to have contributions made at the rate of 3% of before-tax compensation for all eligible employees who perform their first hour of service on or after October 14, 2013. If automatically enrolled, a participant’s deferral is set at 3% of his or her eligible compensation and will increase 1% annually, with a maximum automatic contribution of 10% of eligible compensation, unless changed by the participant. Contributions are subject to maximum limitations, as defined in the Internal Revenue Code (the Code).

Employer Contributions

For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes eligible on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21. The Employer currently matches 100% of eligible participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made discretionary profit-sharing contributions, net of forfeitures, of $2,297,587

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

during 2013. This discretionary contribution applied to all eligible employees, as defined. As of December 31, 2013 and 2012, cumulative participant forfeitures totaled $33,555 and $81,289, respectively, and are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2013 were $142,418.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount that bears the same ratio of their account balance to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts in accordance with the provisions of the Plan. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts.  In addition, employees vest immediately in employer-matching contributions.

The Plan was amended effective January 1, 2007, to create two different vesting schedules for employee discretionary profit-sharing contributions: one for pre-2007 discretionary profit-sharing contributions (and related investment income) and one for post-2006 discretionary profit-sharing contributions (and related investment income).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

Pre-2007 discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Post-2006 discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement, or termination, a participant whose vested account balance exceeds $5,000 may elect to receive either a lump sum or may elect installment payments. A participant whose vested account balance is $5,000 or less and has not commenced receiving installment payments will

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

automatically receive an immediate lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

Company Stock Fund

The Plan invests in common stock of the Company through its Simon Property Group Stock Fund (the Company Stock Fund). The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any allocated shares for which timely instructions have not been given by a participant and any unallocated shares in the same proportion as it votes those shares of for which it has received timely voting instructions from participants. Participants have the same voting rights in the event of a tender or exchange offer.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 8 for further discussion of fair value measurements.

The Plan invests in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 8); however, since these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31 are as follows:

	2013	2012
Blackrock Equity DIV I**	$42,575,134	$35,673,551
Fidelity Spartan U.S. Equity Index Portfolio Fund**	33,572,388	26,785,659
Fidelity Low Priced Stock Fund**	32,754,192	24,490,092
Fidelity Managed Income Portfolio II Fund	28,013,629	29,965,011
Simon Property Group, Inc. Corporate Common Stock	24,537,534	25,802,090
Templeton Institutional Foreign Equity**	21,846,099	17,394,563
Morgan Stanley Institutional Global Strategy	18,912,634	18,499,021
Dreyfus Appreciation	18,633,034	16,086,513

**Denotes a portion of the fund is nonparticipant directed.

During 2013, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

Mutual funds	$39,041,014
Collective trust	307,157
Common stock	(889,969)
$38,458,202

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Discretionary profit-sharing contributions are not participant directed. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31
	2013	2012
Net assets:
Mutual funds	$49,675,694	$43,576,853
Money market funds	588,025	839,652
	$50,263,719	$44,416,505

Year Ended December 31
2013
Changes in net assets:
Discretionary profit-sharing contributions	$2,440,005
Net increase in fair value	7,281,956
Benefits paid to participants	3,858,265
Administrative expenses	16,482
$5,847,214

The Plan has received a determination letter from the IRS dated January 19, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related-Party Transactions

The Plan holds units of common/collective trust funds and shares of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2013, the Plan received $756,140 in common stock dividends from the Company.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$338,290,220	$289,463,363
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	394,331	812,642
Benefit claims payable	(36,411)	(31,633)
Net assets available for benefits per the Form 5500	$338,648,140	$290,244,372

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended December 31
2013
Net appreciation in fair value of investments per the financial statements	$38,458,202
Adjustment from fair value to contract value at December 31, 2013	394,331
Adjustment from fair value to contract value at December 31, 2012	(812,642)
Net increase per the Form 5500	$38,039,891

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Year Ended December 31
2013

Benefits paid to participants per the financial statements	$26,929,628
Add benefit claims payable at December 31, 2013	36,411
Less benefit claims payable at December 31, 2012	(31,633)
Benefits paid to participants per the Form 5500	$26,934,406

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

8. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

•                  Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•                  Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  quoted prices for similar assets and liabilities in active markets

•                  quoted prices for identical or similar assets or liabilities in markets that are not active

•                  observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•                  Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of asset measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Interest-Bearing Cash: Valued at cost, which approximates the fair value of the net asset value (NAV) of shares held by the Plan at year-end.

Mutual Funds: Based on quoted market prices, which represent the NAV of shares held by the Plan at year-end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is held within the Company Stock Fund, which is a unitized fund that invests in Simon Property Group common stock. A small

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

portion of the fund may also be invested in short-term reserves to accommodate daily transactions, which is included as interest-bearing cash in the tables below.

Common/Collective Trust Funds: Common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding (see Note 2).

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,245,462	$—	$—	$1,245,462
Mutual funds:
Domestic equities	175,931,873	—	—	175,931,873
International equities	40,758,733	—	—	40,758,733
Fixed income	63,525,590	—	—	63,525,590
Simon Property Group common stock	24,537,534	—	—	24,537,534
Common/collective trust (a)	—	28,013,629	—	28,013,629
Total assets at fair value	$305,999,192	$28,013,629	$—	$334,012,821

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,670,845	$—	$—	$1,670,845
Mutual funds:
Domestic equities	140,684,373	—	—	140,684,373
International equities	35,893,584	—	—	35,893,584
Fixed income	52,039,865	—	—	52,039,865
Simon Property Group common stock	25,802,090	—	—	25,802,090
Common/collective trust (a)	—	29,965,011	—	29,965,011
Total assets at fair value	$256,090,757	$29,965,011	$—	$286,055,768

(a)         This category is a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

9. Subsequent Event

Effective May 28, 2014, the Company completed the spin-off of its interests in 98 properties to the newly formed company, Washington Prime Group, Inc. (WPG). In connection with this spin-off, approximately 45 former Company employees became employees of WPG, and their participant accounts totaling approximately $6.5 million were transferred to the Washington Prime Management Associates Savings Plan on June 16, 2014.

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN: 35-1903854     Plan Number: 002

December 31, 2013

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value

Interest-bearing cash
Fidelity Institutional Cash Portfolio Money Market Fund*	1,419,218 units	$1,419,218	$1,245,462

Common stock
Simon Property Group, Inc. Corporate Common Stock*	161,261 shares	**	24,537,534

Common/collective trusts
Fidelity Managed Income Portfolio II Fund*	28,013,629 shares	**	28,013,629

Mutual funds
Vanguard Interm-Term Bond Index	691,638 shares	**	7,670,260
Morgan Stanley Institutional Global Strategy	1,163,854 shares	**	18,912,634
Dreyfus Appreciation	355,389 shares	**	18,633,034
Fidelity Spartan U.S. Equity Index Portfolio Fund*	512,661 shares	22,857,733	33,572,388
Fidelity Low Priced Stock Fund*	662,721 shares	26,257,126	32,754,192
Pioneer Independence	164,015 shares	1,558,893	2,678,363
Franklin Small Mid Cap Growth A	225,768 shares	**	9,256,474
PIMCO Total Return Fund	715,590 shares	7,610,748	7,649,660
Templeton Institutional Foreign Equity	961,536 shares	18,717,248	21,846,099
Cohen & Steers Realty	60,949 shares	**	3,828,787
Allianz NFJ Small Cap Value	343,229 shares	**	12,071,348
Vanguard Intermediate Term Bond Index Signal Shares	726,841 shares	7,759,834	8,060,671
Vanguard Growth Index Signal Shares	187,094 shares	**	8,291,990
Fidelity Freedom Income*	85,339 shares	**	1,020,652
Fidelity Freedom 2000*	30,334 shares	**	370,676
Fidelity Freedom 2010*	95,190 shares	**	1,335,513
Fidelity Freedom 2020*	500,957 shares	**	7,454,235
Fidelity Freedom 2030*	446,205 shares	**	7,076,813
Fidelity Freedom 2040*	326,259 shares	**	5,373,489
Fidelity Freedom 2005*	52,788 shares	**	709,468
Fidelity Freedom 2015*	372,230 shares	**	5,300,552
Fidelity Freedom 2025*	449,321 shares	**	6,968,968
Fidelity Freedom 2035*	339,661 shares	**	5,563,647
Fidelity Freedom 2045*	176,264 shares	**	2,961,228
Fidelity Freedom 2050*	124,895 shares	**	2,106,985
Fidelity Freedom 2055*	15,389 shares	**	185,747
Amcent Infl ADJBD IS	120,320 shares	**	1,387,286
Blackrock Equity DIV I	1,749,903 shares	29,979,921	42,575,134
Pioneer Disciplined Growth A	281,684 shares	**	4,599,903
Total mutual funds			280,216,196

Participant loans*	Interest rates range from 4% to 10.75%		4,640,861
			$338,653,682

* Indicates party in interest to the Plan.

** Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

Date: June 26, 2014	/s/ Steve Broadwater
Steve Broadwater
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm